

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Via E-mail
Mr. C. Mark Hussey
Executive Vice President, Chief Operating Officer,
Chief Financial Officer, and Treasurer
Huron Consulting Group, Inc.
550 West Van Buren Street
Chicago, Illinois 60607

> **Re: Huron Consulting Group, Inc.**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 001-50976**

Dear Mr. Hussey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Notes to consolidated financial statements, page F-7

5. Financing arrangements, page F-18

1.   We note that you have long-term debt. Please tell why a debt maturities schedule was not provided in the notes to the consolidated financial statements. Reference is made to ASC 470-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3629 with any questions.

Sincerely,

/s/ Kevin Woody

Mr. Kevin Woody
Branch Chief